UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AZURE POWER GLOBAL LIMITED

(Name of Issuer)

Equity Shares, $0.000625

(Title of Class of Securities)

V0393H103

(CUSIP Number)

Josh Bezonsky
900 - 100 Adelaide St W
Toronto, ON M5H 0E2
Canada
+1 416-814-6546
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 8, 202

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. V0393H103	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS OMERS Infrastructure Asia Holdings Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,759,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,759,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,759,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. V0393H103	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS OMERS Asia Holdings Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,759,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,759,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,759,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. V0393H103	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS OMERS Singapore Governance Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,759,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,759,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,759,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS Hamilton Infrastructure Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,759,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,759,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,759,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS RE International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,759,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,759,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,759,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS OMERS Administration Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,759,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,759,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,759,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 3 (this "Amendment") is being jointly filed on behalf of:  (a) OMERS Infrastructure Asia Holdings Pte. Ltd. ("OMERS Infrastructure Asia"), a private limited company formed under the laws of Singapore; (b) OMERS Asia Holdings Pte. Ltd. ("OMERS Asia Holdings"), a private limited company formed under the laws of Singapore; (c) OMERS Singapore Governance Inc. ("OMERS Singapore"), a corporation organized under the laws of the province of Ontario, Canada; (d) Hamilton Infrastructure Holdings Inc. ("Hamilton Infrastructure"), a corporation organized under the laws of Canada; (e) RE International Corporation ("RE International"), a corporation organized under the laws of the province of Ontario, Canada; and (f) OMERS Administration Corporation ("OMERS Administration"), a corporation organized under the laws of the province of Ontario, Canada (collectively, the "Reporting Persons," and each a "Reporting Person"), and amends the Statement on Schedule 13D filed on August 6, 2021 (the "Initial Schedule"), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on December 30, 2021 ("Amendment No. 1) and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on January 31, 2022 ("Amendment No. 2", and collectively with this Amendment, the Initial Schedule and Amendment No. 1, the "Schedule 13D"), which relates to the equity shares at $0.000625 par value per share (the "Equity Shares") issued by Azure Power Global Limited, a company organized under the laws of the Republic of Mauritius (the "Issuer").

Unless specifically amended hereby, the disclosure set forth in the Initial Schedule, Amendment No. 1 and Amendment No. 2 remains unchanged.

Item 2. Identity and Background.

Item 2 to this Schedule 13D is hereby supplemented and amended as follows:

Annex A to the Initial Schedule is hereby amended and restated in its entirety as set forth on Annex A to this Schedule 13D which is incorporated by reference herein and provides a list of the directors, executive officers and controlling persons of the Reporting Persons (collectively, the "Covered Persons") that contains the following information with respect to each such person: (a) name, (b) business address, (c) citizenship and (d) present principal occupation.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 to this Schedule 13D is hereby supplemented and amended as follows:

As previously disclosed in Amendment No. 1, on December 27, 2021, OMERS Infrastructure Asia, CDPQ Infrastructures Asia Pte Ltd., a company organized under the laws of Singapore ("CDPQ"), and the Issuer entered into the Backstop Commitment Agreement (the "Backstop Agreement"), pursuant to which OMERS Infrastructure Asia and CDPQ agreed (severally and not jointly) to fully exercise all their respective basic subscription rights issued to them in the Issuer's public offering as set forth in the Issuer's Prospectus Supplement filed with the SEC on December 27, 2021 (as amended, the "Prospectus Supplement") of non-transferable basic subscription rights to existing shareholders of the Issuer as of the record date (the "Rights Offering").  Additionally, pursuant to the Backstop Agreement, OMERS Infrastructure Asia and CDPQ also agreed (severally and not jointly) with the Issuer to backstop the rights offering through the purchase of any Equity Shares that remain unsubscribed after accounting for all exercised basic subscription rights in the rights offering.

On February 8, 2022, the closing of the backstop transaction was consummated and OMERS Infrastructure Asia purchased 1,369,854 additional Equity Shares at the Rights Offering subscription price of $15.79 per whole Equity Share. As previously disclosed in Amendment No. 2, on January 27, 2022, the Issuer issued a press release regarding the results of the Rights Offering, which expired on January 24, 2022.  The Issuer announced that 78.4% of the rights had been exercised, and, accordingly, 12,404,282 newly issued Equity Shares of the Issuer were subscribed and the remaining 3,424,635 unsubscribed Equity Shares were to be purchased at the Rights Offering subscription price of $15.79 per whole Equity Share by OMERS Infrastructure Asia and CDPQ pursuant to the Backstop Agreement.

In connection with the Rights Offering and pursuant to the Backstop Agreement, OMERS Infrastructure Asia purchased 1,369,854 additional Equity Shares on the Backstop Closing Date (as defined in the Backstop Agreement) as is required under the Backstop Agreement, which is the subject of this Amendment.  As reported in Amendment No. 2, the Reporting Persons exercised all of its basic subscription rights in the Rights Offering and previously acquired 3,056,615 Equity Shares as part of the basic subscription.  CDPQ has filed a separate Schedule 13D reporting beneficial ownership of the Equity Shares beneficially owned by CDPQ.  The Reporting Persons disclaim beneficial ownership with respect to any Equity Shares owned by CDPQ or that may be owned by CDPQ and expressly disclaim membership in a group with CDPQ.

The Reporting Persons funded the consideration payable by OMERS Infrastructure Asia in connection with the Equity Shares subject to the basic subscription rights under the Rights Offering using the working capital of OMERS Administration, which OMERS Administration contributed to OMERS Infrastructure Asia prior to the consummation of the Rights Offering.

References to, and description of, the Backstop Agreement set forth in this Item 3 are qualified in their entirety by the terms of the Backstop Agreement, a copy of which was attached hereto as Exhibit 2 and incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented and amended to add:  the information contained in Item 3 of this Amendment, which is incorporated by reference into this Item 4 as if fully set forth herein.

References to, and description of, the Backstop Agreement set forth in this Item 4 are qualified in their entirety by the terms of the Backstop Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby supplemented and amended to add:  (i) the information contained in Item 3 and Item 4 of this Amendment, which is incorporated by reference into this Item 5 as if fully set forth herein; and (ii) the following information:

The responses to this Item 5 and the information on the cover page are based on there being 64,161,490 Equity Shares outstanding as of February 8, 2022, calculated as reported in the Issuer's Prospectus Supplement (disclosing that there were a total of 48,332,573 Equity Shares outstanding as of December 27, 2021) and the Issuer's Press Release attached as Exhibit 99.1 to the Form 6-K filed with the SEC on January 27, 2022 (announcing that 12,404,282 Equity Shares were subscribed in the Rights Offering and issued to shareholders and that the remaining 3,424,635 unsubscribed Equity Shares in the Rights Offering were to be purchased at the Rights Offering subscription price by CDPQ and OMERS Infrastructure Asia under the Backstop Agreement).

(a) OMERS Infrastructure Asia beneficially owns 13,759,647 Equity Shares, which represents approximately 21.4% of the outstanding Equity Shares. Each of OMERS Infrastructure Asia, OMERS Asia Holdings OMERS Singapore, Hamilton Infrastructure, RE International and OMERS Administration, may be deemed to beneficially own 13,759,647 Equity Shares, which represents approximately 21.4% of the outstanding Equity Shares.

(b) The aggregate number and percentage of Equity Shares beneficially owned by each Reporting Person and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Covered Persons has effected any transactions in the Equity Shares during the past 60 days.

(d) No person (other than the Reporting Persons) is known to the Reporting Persons, to the Reporting Persons' knowledge, or the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Equity Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented and amended to add the information contained in Item 3, Item 4 and Item 5 of this Amendment, which is incorporated by reference into this Item 6 as if fully set forth herein.

In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Exchange Act, the Reporting Persons have entered into and executed a written joint filing agreement with respect to the filing of this Schedule 13D, dated August 5, 2021 (the "Joint Filing Agreement"). Descriptions of the Joint Filing Agreement, as set forth in this Item 6 and elsewhere in this Schedule 13D, are qualified in their entirety by the terms of the Joint Filing Agreement, a copy of which is incorporated by reference at Exhibit 1.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1*

Joint Filing Agreement, dated as of August 5, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)

2*

Backstop Commitment Agreement, dated as of December 27, 2021, by and among OMERS
Infrastructure Asia Holdings Pte. Ltd., CDPQ Infrastructures Asia Pte Ltd. and Azure Power Global
Limited (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K furnished to the SEC by the Issuer on December 27, 2021)

3*	Power of Attorney for OMERS Infrastructure Asia Holdings Pte. Ltd. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)
4*	Power of Attorney for OMERS Singapore Governance Inc. (incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)
5*	Power of Attorney for Hamilton Infrastructure Holdings Inc. (incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)
6*	Power of Attorney for RE International Corporation (incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)
7*	Power of Attorney for OMERS Administration Corporation (incorporated by reference to Exhibit 11 to the Schedule 13D filed by the Reporting Persons with the SEC on August 5, 2021)

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

OMERS INFRASTRUCTURE ASIA HOLDINGS PTE. LTD.

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao

Title: Attorney-in-Fact for OMERS Infrastructure Asia Holdings Pte. Ltd. pursuant to Power of Attorney attached as Exhibit 7 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

OMERS ASIA HOLDINGS PTE. LTD.

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Director

OMERS SINGAPORE GOVERNANCE INC.

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Attorney-in-Fact for OMERS Singapore Governance Inc. pursuant to Power of Attorney attached as Exhibit 8 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

[Signature Page to Schedule 13D]

HAMILTON INFRASTRUCTURE HOLDINGS INC.

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Attorney-in-Fact for Hamilton Infrastructure Holdings Inc. pursuant to Power of Attorney attached as Exhibit 9 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

RE INTERNATIONAL CORPORATION

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Attorney-in-Fact for RE International Corporation pursuant to Power of Attorney attached as Exhibit 10 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

OMERS ADMINISTRATION CORPORATION

By:	/s/ Pei Chui (Wendy) Kao
Name: Pei Chui (Wendy) Kao
Title: Attorney-in-Fact for OMERS Administration Corporation pursuant to Power of Attorney attached as Exhibit 11 to Schedule 13D filed on August 5, 2021 and incorporated by reference herein

[Signature Page to Schedule 13D]

Annex A

Directors and Executive Officers

OMERS Infrastructure Asia Holdings Pte. Ltd.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Christopher William Curtain	Deutsche Bank Place 126 Phillip Street, Suite 1902 Sydney, NSW, Australia	Director	Australia and United Kingdom
Ng Lip Chih	One Raffles Quay, #30-02 North Tower Singapore 048583	Director	Singapore
Pei Chui (Wendy) Kao	One Raffles Quay, #30-02 North Tower Singapore 048583	Director	Singapore

OMERS Infrastructure Asia Holdings Pte. Ltd. does not have executive officers.

OMERS Asia Holdings Pte. Ltd.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Christopher William Curtain	Deutsche Bank Place 126 Phillip Street, Suite 1902 Sydney, NSW, Australia	Director	Australia and United Kingdom
Pei Chui (Wendy) Kao	One Raffles Quay, #30-02 North Tower Singapore 048583	Director	Singapore

OMERS Asia Holdings Pte. Ltd. does not have executive officers.

OMERS Singapore Governance Inc.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	President	Canada

Annex A

Hamilton Infrastructure Holdings Inc.

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Michael Kelly	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Steven J. Zucchet	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Jennifer Guerard	900-100 Adelaide St. W. Toronto, ON M5H 0E2	President	Canada
Reena Carter	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chief Financial Officer	Canada
John Knowlton	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Executive Vice-President	Canada

RE International Corporation

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
Andrea L. Fellows-Paparizos	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Michael Kelly	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Elizabeth M. Murphy	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada
Julie M. Robbins	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Director	Canada

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Blake Hutcheson	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chairman	Canada
Alysha C. Valenti	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Executive Vice President	Canada
Allison J. Wolfe	900-100 Adelaide St. W. Toronto, ON M5H 0E2	Chief Financial Officer	Canada

Annex A

OMERS Administration Corporation

Directors

Name	Principal Business Address	Principal Occupation	Citizenship
George L. Cooke	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation (Chair)	Canada
John Armstrong	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Robert Montgomery Baker	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
William (Bill) Butt	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Paul Elliott	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
William Michael Fenn	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Dvora Fischer	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Laurie Hutchinson	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Clifford John Inskip	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Charlene Mueller	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Rajiv Silgardo	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Kevin Skerrett	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Penelope Frances Somerville	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
David Tsubouchi	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada
Yung Wu	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Director of OMERS Administration Corporation	Canada

Annex A

Executive Officers

Name	Principal Business Address	Principal Occupation	Citizenship
Blake Hutcheson	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	President and Chief Executive Officer	Canada
Monique Allen	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President of Data and Technology	Canada
Robert M. Aziz	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Operating Officer	Canada
Ralph Berg	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of Capital Markets	United States and United Kingdom
Celine Chiovitti	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Head of Pensions	Canada
Anca Drexler	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice-President and Head of Total Portfolio Management	Canada
Michael Graham	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of OMERS Private Equity	Canada
Rodney Hill	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Risk Officer	Canada and United Kingdom
Michael Kelly	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Legal & Corporate Affairs Officer	Canada
Chris Morley	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Vice President, Government Relations	Canada
Nancy Nazer	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Human Resources Officer	Canada
Shelagh Paul	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Senior Vice President, Global Communications	Canada
Satish Rai	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Investment Officer	Canada
Jonathan Simmons	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Chief Financial and Strategy Officer	Canada
Michael J. Turner	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	President, Oxford Properties and Global Head of Real Estate	Canada
Annesley Wallace	900-100 Adelaide St W, Toronto, Ontario, M5H 0E2 Canada	Executive Vice President and Global Head of Infrastructure	Canada

Annex A